SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. )*

CARRINGTON LABORATORIES, INC.
(Name of Issuer)

Common Stock, $0.1 par value
(Title of Class of Securities)

144525102
(CUSIP Number)

Robert W. Schnitzius
2001 Walnut Hill Lane
Irving, Texas 75038
(972) 518-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2007
(Date of Event Which
Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 144525102
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Ronald R. Blanck, D.O.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 110,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
1.0%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 110,000 shares that Dr. Blanck has the right to acquire pursuant to options exercisable within 60 days after May 22, 2007.

Schedule 13D
CUSIP No. 144525102
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

R. Dale Bowerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 187,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 187,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
1.7%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 150,000 shares that Mr. Bowerman has the right to acquire pursuant to options exercisable within 60 days after May 22, 2007.

Schedule 13D
CUSIP No. 144525102
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

George DeMott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 120,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
1.1%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 110,000 shares that Mr. DeMott has the right to acquire pursuant to options exercisable within 60 days after May 22, 2007.

Schedule 13D
CUSIP No. 144525102
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

James F. Fitzgerald, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 1,391,200

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 1,391,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,391,200(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
11.7%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 1,000,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants. Mr. Fitzgerald is deemed to have shared voting and dispositive power in his position as co-trustee of the Fitzgerald Trust dated March 8, 1994 over all 1,391,200 shares.

Schedule 13D
CUSIP No. 144525102
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Doug Golwas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 15,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.1%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 15,000 shares that Mr. Golwas has the right to acquire pursuant to options exercisable within 60 days after May 22, 2007.

Schedule 13D
CUSIP No. 144525102
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Edwin Meese, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 110,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
1.0%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 110,000 shares that Mr. Meese has the right to acquire pursuant to options exercisable within 60 days after May 22, 2007.

Schedule 13D
CUSIP No. 144525102
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Robert W. Schnitzius

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 179,067

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 179,067

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
179,067(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
1.6%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 137,000 shares that Mr. Schnitzius has the right to acquire pursuant to options exercisable within 60 days after May 22, 2007.

Schedule 13D
CUSIP No. 144525102
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Carlton E. Turner, Ph.D., D.Sc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 496,976

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 496,976

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
496,976(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
4.4%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 307,000 shares that Dr. Turner has the right to acquire pursuant to options exercisable within 60 days after May 22, 2007.

Schedule 13D
CUSIP No. 144525102
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Selvi Vescovi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 186,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 186,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
186,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
1.7%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 150,000 shares that Mr. Vescovi has the right to acquire pursuant to options exercisable within 60 days after May 22, 2007

Schedule 13D
CUSIP No. 144525102
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Thomas J. Marquez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 973,408

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 973,408

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
973,408(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
8.8%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 39,300 shares held in a trust controlled by Mr. Marquez, 8,468 shares owned by his wife, and 177,600 shares that he has the right to acquire pursuant to options exercisable within 60 days after May 22, 2007.

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, par value $0.01 ("Common Stock") of Carrington Laboratories, Inc., a Texas corporation (the "Company"), whose principal executive offices are located at 2001 Walnut Hill Lane, Irving, Texas 75038.

Item 2.   Identity and Background

(a)-(c)   The name, business address, capacity of service to the Company and present principal occupation or employment of each of the reporting persons (the "Reporting Persons") are set forth below:

Name and Business Address	Capacity of Service to the Company	Principal Occupation or Employment

Ronald R. Blanck, D.O. 2001 Walnut Hill Lane Irving, Texas 75038	Director	Vice Chairman and partner of Martin, Blanck & Associates

R. Dale Bowerman 2001 Walnut Hill Lane Irving, Texas 75038	Director	Retired

George DeMott 2001 Walnut Hill Lane Irving, Texas 75038	Chairman of the Board of Directors	Independent business consultant

James F. Fitzgerald, Sr. 839 Harding Street Janesville, WI 53545	N/A	Retired

Doug Golwas 2001 Walnut Hill Lane Irving, Texas 75038	Vice President, Corporate Sales and Marketing	Vice President, Corporate Sales and Marketing of the Company

Edwin Meese, III 2001 Walnut Hill Lane Irving, Texas 75038	Director	Ronald Reagan Chair in Public Policy and Chairman of the Center for Legal and Judicial Studies at The Heritage Foundation

Robert W. Schnitzius 2001 Walnut Hill Lane Irving, Texas 75038	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of the Company

Carlton E. Turner, Ph.D., D.Sc. 2001 Walnut Hill Lane Irving, Texas 75038	Director, President and Chief Executive Officer	President and Chief Executive Officer of the Company

Selvi Vescovi 2001 Walnut Hill Lane Irving, Texas 75038	N/A	Retired

Thomas J. Marquez 2001 Walnut Hill Lane Irving, Texas 75038	Director	Retired

(d)     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of the Reporting Persons is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.   Purpose of Transaction.

On April 25, 2007, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), with Rockmore Investment Master Fund Ltd. and certain other investors named therein, in connection with the private placement (the "Private Placement") of senior secured convertible debentures and warrants to purchase Common Stock. The first tranche of the Private Placement in the amount of $4,378,741 funded on April 27, 2007. The second tranche of $3,621,259, which is contingent upon the Company obtaining shareholder approval of the transaction and other customary closing conditions, is currently scheduled to close within three business days of the date shareholder approval is obtained.

In connection with entering into the Securities Purchase Agreement, the Company entered into a Voting Agreement, dated April 11, 2007, with the Reporting Persons (the "Voting Agreement"). Under the Voting Agreement, each Reporting Person agreed, among other things, to vote the shares of Common Stock held by such Reporting Person (a) in favor of the Resolutions (as defined in the Securities Purchase Agreement) and the Company Shareholder Approval (as defined in the Securities Purchase Agreement) and (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Securities Purchase Agreement or which could result in any of the conditions to the Company's obligations under the Securities Purchase Agreement not being fulfilled. The Voting Agreement will terminate immediately following the earliest to occur of (x) the Company Shareholder Approval, (y) the mutual consent of each of the Reporting Persons and the investors in the Private Placement, and (z) the later to occur of (i) the day after the date of the Company's next shareholder meeting and (ii) August 31, 2007.

As a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owners of 3,768,651 shares of the Company's Common Stock, which would represent approximately 28.6% of the Company's Common Stock (based on the 10,901,200 shares of outstanding stock as of May 22, 2007).

The Voting Agreement was entered into to help facilitate the approval of the Company's shareholders required for the purpose of complying with the rules governing the NASDAQ Capital Market and the Securities Purchase Agreement.

Except as set forth above, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The descriptions of the Securities Purchase Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements. The Securities Purchase Agreement and the Voting Agreement are attached hereto as Exhibits A and B, respectively.

Item 5.   Interest in Securities of the Issuer

(a) and (b)     As a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owner of 3,768,651 shares of the Company's Common Stock, which would represent approximately 28.6% of the Company's Common Stock (based on the 10,901,200 shares of outstanding stock as of May 22, 2007).

The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover sheets is incorporated herein by reference.

(c)      On May 17, 2007, the Company issued Robert W. Schnitzius 45,000 options to purchase Common Stock and Doug Golwas 30,000 options to purchase Common Stock, with an exercise price of $1.63 per share, vesting in three equal annual installments beginning on May 17, 2007. Except as disclosed above, to the best of each Reporting Person's knowledge, such Reporting Person has not effected any transaction in the Company's stock during the past 60 days.

(d)     Not applicable.

(e)     Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4, and 5 above is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits
Exhibit A:

Securities Purchase Agreement, dated as of April 25, 2007, among the Company, Rockmore Investment Master Fund Ltd. and certain other investors in the private placement, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (SEC File No. 001-10862) filed with the Securities and Exchange Commission on April 30, 2007, and incorporated herein by reference.

Exhibit B:	Form of Voting Agreement, dated as of April 11, 2007, among the Company and each of the Reporting Persons.
Exhibit C:	Joint Filing Agreement made pursuant to Rule 13d-1(k), dated as of June 18, 2007, among the Company and each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007	/s/ Ronald R. Blanck, D.O.
Ronald R. Blanck, D.O

Date: June 18, 2007	/s/ R. Dale Bowerman
R. Dale Bowerman

Date: June 18, 2007	/s/ George DeMott
George DeMott

Date: June 18, 2007	/s/ James F. Fitzgerald, Sr.
James F. Fitzgerald, Sr.

Date: June 18, 2007	/s/ Doug Golwas
Doug Golwas

Date: June 18, 2007	/s/ Edwin Meese, III
Edwin Meese, III

Date: June 18, 2007	/s/ Robert W. Schnitzius
Robert W. Schnitzius

Date: June 18, 2007	/s/ Carlton E. Turner, Ph.D., D.Sc.
Carlton E. Turner, Ph.D., D.Sc.

Date: June 18, 2007	/s/ Selvi Vescovi
Selvi Vescovi

Date: June 18, 2007	/s/ Thomas J. Marquez
Thomas J. Marquez

EXHIBIT B

VOTING AGREEMENT

     VOTING AGREEMENT, dated as of April 11, 2007 (this "Agreement"), by and among Carrington Laboratories, Inc., a Texas corporation (the "Company"), and the Stockholders listed on the signature pages hereto under the heading "Stockholders" (each a "Stockholder" and collectively, the "Stockholders").

     WHEREAS, the Company and certain investors (each, an "Investor", and collectively, the "Investors") have entered into a Securities Purchase Agreement, dated as of the date hereof (the "Securities Purchase Agreement"), pursuant to which, among other things, the Company has agreed to issue and sell to the Investors and the Investors have agreed to purchase, (i) convertible notes of the Company which will, among other things, be convertible into shares of the Company's common stock, par value $0.01 per share (the "Common Stock") and (ii) two series of warrants to acquire shares of Common Stock.

     WHEREAS, as of the date hereof, the Stockholders own collectively 1,499,698 shares of Common Stock, which represent in the aggregate approximately 13.76% of the total issued and outstanding capital stock of the Company; and

     WHEREAS, as a condition to the willingness of the Investors to enter into the Securities Purchase Agreement and to consummate the transactions contemplated thereby (collectively, the "Transaction"), the Investors have required that each Stockholder agree, and in order to induce the Investors to enter into the Securities Purchase Agreement, each Stockholder has agreed, to enter into this Agreement with respect to all the Common Stock now owned and which may hereafter be acquired by the Stockholder and any other securities, if any, which such Stockholder is currently entitled to vote, or after the date hererof, becomes entitled to vote, at any meeting of Stockholders of the Company (the "Other Securities").

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING AGREEMENT OF THE STOCKHOLDERS

SECTION 1.01.     Voting Agreement. Subject to the last sentence of this Section 1.01, each Stockholder hereby agrees that at any meeting of the Stockholders of the Company, however called, and in any action by written consent of the Company's Stockholders, each of the Stockholders shall vote the Common Stock and the Other Securities: (a) in favor of the Resolutions (as defined in the Securities Purchase Agreement) and the Company Shareholder Approval (as defined in the Securities Purchase Agreement), as described in Section 4.23 of the Securities Purchase Agreement; and (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Securities Purchase Agreement or which could result in any of the conditions to the Company's obligations under the Securities Purchase Agreement not being fulfilled. Each Stockholder acknowledges receipt and review of a copy of the Securities Purchase Agreement and the other Transaction Documents (as defined in the Securities Purchase Agreement). The obligations of the Stockholders under this Section 1.01 shall terminate immediately following the occurrence of the Company Shareholder Approval.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder hereby represents and warrants, severally but not jointly, to each of the Investors as follows:

SECTION 2.01.     Authority Relative to This Agreement. Each Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except (a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally the enforcement of creditors' and other obligees' rights, (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought, and (c) where rights to indemnity and contribution thereunder may be limited by applicable law and public policy.

SECTION 2.02.      No Conflict. (a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to any Stockholder or by which the Common Stock or the Other Securities owned by such Stockholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Common Stock or the Other Securities owned by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Common Stock or Other Securities owned by such Stockholder are bound.

(b)     The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity by such Stockholder.

SECTION 2.03.     Title to the Stock. As of the date hereof, each Stockholder is the owner of the number of shares of Common Stock set forth opposite its name on Appendix A attached hereto, entitled to vote, without restriction, on all matters brought before holders of capital stock of the Company, which Common Stock represent on the date hereof the percentage of the outstanding stock and voting power of the Company set forth on such Appendix. Such Common Stock are all the securities of the Company owned, either of record or beneficially, by such Stockholder. Such Common Stock are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Stockholder's voting rights, charges and other encumbrances of any nature whatsoever. No Stockholder has appointed or granted any proxy, which appointment or grant is still effective, with respect to the Common Stock or Other Securities owned by such Stockholder.

ARTICLE III

COVENANTS

SECTION 3.01.     No Disposition or Encumbrance of Stock. Each Stockholder hereby covenants and agrees that, until Company Shareholder Approval, except as contemplated by this Agreement, such Stockholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on such Stockholder's voting rights, charge or other encumbrance of any nature whatsoever ("Encumbrance") with respect to the Common Stock or Other Securities, directly or indirectly, initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing; provided, however, that any such Stockholder may assign, sell or transfer any Common Stock or Other Securities provided that any such recipient of the Common Stock or Other Securities has delivered to the Company and each Investor a written agreement in a form reasonably satisfactory to the Investors that the recipient shall be bound by, and the Common Stock and/or Other Securities so transferred, assigned or sold shall remain subject to this Agreement.

SECTION 3.02.     Company Cooperation. The Company hereby covenants and agrees that it will enforce this Agreement to the fullest extent allowable under applicable law.

ARTICLE IV

MISCELLANEOUS

SECTION 4.01.     Further Assurances. Each Stockholder will execute and deliver such further documents and instruments and take all further action as may be reasonably necessary in order to consummate the transactions contemplated hereby.

SECTION 4.02.     Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that any Investor (without being joined by any other Investor) shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Any Investor shall be entitled to its reasonable attorneys' fees in any action brought to enforce this Agreement in which it is the prevailing party.

SECTION 4.03.     Entire Agreement. This Agreement constitutes the entire agreement among the Company and the Stockholders (other than the Securities Purchase Agreement and the other Transaction Documents) with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company and the Stockholders with respect to the subject matter hereof.

SECTION 4.04.     Amendment. This Agreement may not be amended except (i) by an instrument in writing signed by the parties hereto and (ii) with the written consent of the Investors.

SECTION 4.05.     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

SECTION 4.06.     Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The parties hereby agree that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. The parties consent to the jurisdiction and venue of the foregoing courts and consent that any process or notice of motion or other application to any of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth on the signature ages to this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts. Each of the Company and each Stockholder irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

SECTION 4.07.     Third-Party Beneficiaries. The Investors shall be intended third party beneficiaries of this Agreement to the same extent as if they were parties hereto, and shall be entitled to enforce the provisions hereof.

SECTION 4.08.     Termination. This Agreement shall terminate immediately following the earliest to occur of (i) the Company Shareholder Approval, (ii) the mutual consent of each Stockholder and the Investors and (iii) the later to occur of (A) the day after the date the Company's next shareholder meeting occurs and (B) August 31, 2007.

[Signature Page Follows]

IN WITNESS WHEREOF, each Stockholder and the Company has duly executed this Agreement.

THE COMPANY:
Carrington Laboratories, Inc.
By:
Name: Carlton E. Turner, Ph.D.,D.Sc.
Title: President and CEO
Dated: April ___, 2007
	Address:	2001 W. Walnut Hill Lane
Irving, TX 75038

STOCKHOLDER:

**STOCKHOLDERNAME**

Dated: April ___, 2007
Address:

APPENDIX A

Stockholder	Common Stock Owned	Percentage of Stock Outstanding	Voting Percentage of Stock Outstanding
Ronald R. Blanck, D.O.	0	0.00%	0.00%
R. Dale Bowerman	37,000	0.34%	0.34%
George DeMott	10,000	0.09%	0.09%
Thomas J. Marquez	795,808	7.30%	7.30%
Edwin Meese, III	0	0.00%	0.00%
Carlton E. Turner, Ph.D., D.Sc.	189,976	1.74%	1.74%
Selvi Vescovi	36,000	0.33%	0.33%
Robert W. Schnitzius	39,714	0.36%	0.36%
Doug Golwas	0	0.00%	0.00%
James F. Fitzgerald, Sr.	391,200	3.59%	3.59%
TOTAL	1,499,698	13.76%	13.76%

EXHIBIT C

JOINT FILING AGREEMENT MADE PURSUANT TO
RULE 13d-1(k)

The parties hereto agree that pursuant to Rule 13d-1(k) of Regulation 13D promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, the Schedule 13D of which this Agreement is made an exhibit is filed on behalf of them in the capacity set forth below. The parties hereto agree that, once this Schedule 13D is fully executed by all parties, Robert W. Schnitzius shall be authorized to file this Schedule 13D on behalf of all such parties and shall be designated as the person authorized to receive notices and communications with respect to the Schedule 13D and any amendments thereto.

Date: June 18, 2007	/s/ Ronald R. Blanck, D.O.
Ronald R. Blanck, D.O

Date: June 18, 2007	/s/ R. Dale Bowerman
R. Dale Bowerman

Date: June 18, 2007	/s/ George DeMott
George DeMott

Date: June 18, 2007	/s/ James F. Fitzgerald, Sr.
James F. Fitzgerald, Sr.

Date: June 18, 2007	/s/ Doug Golwas
Doug Golwas

Date: June 18, 2007	/s/ Edwin Meese, III
Edwin Meese, III

Date: June 18, 2007	/s/ Robert W. Schnitzius
Robert W. Schnitzius

Date: June 18, 2007	/s/ Carlton E. Turner, Ph.D., D.Sc.
Carlton E. Turner, Ph.D., D.Sc.

Date: June 18, 2007	/s/ Selvi Vescovi
Selvi Vescovi

Date: June 18, 2007	/s/ Thomas J. Marquez
Thomas J. Marquez